Exhibit 12.1

Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2012	2011	2010	2009(1)	2008
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$129,713	$38,049	$8,303	$(37,457)	$26,425
Fixed charges	521,341	622,615	742,012	1,184,498	3,070,642
Earnings available for fixed charges	651,054	660,664	750,315	1,147,041	3,097,067

Fixed charges
Interest expense	520,619	621,916	741,312	1,183,808	3,069,909
Interest portion of net rent expense(2)	722	699	700	690	733
Total fixed charges	$521,341	$622,615	$742,012	$1,184,498	$3,070,642

Ratio of earnings to fixed charges	1.25	1.06	1.01	0.97	1.01

Notes:
(1) Earnings were inadequate to cover fixed charges by approximately $37.4 million for the year ended December 31, 2009.
(2) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.